

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

June 18, 2009

Mr. Govi Rao
Chairman and Chief Executive Officer
Lighting Science Group Corporation
120 Hancock Lane
Westampton, NH 08060

>   Re: Lighting Science Group Corporation
>   Preliminary Information Statement on Schedule 14C
>   Filed June 3, 2009
>   File No. 0-20354

Dear Mr. Rao:

        We have completed our review of your filing and have no further comments at this time.

                                        Sincerely,

                                        /s
                                        Celeste M. Murphy
                                        Legal Branch Chief